tw telecom inc. 10475 Park Meadows Drive Littleton, CO 80124 T 303 566 1000 F 303 566 1282
June 28, 2012

VIA EDGAR

Larry Spirgel
Assistant Director
Division of Corporation Finance
Mail Stop 3720
Securities and Exchange Commission
Washington, D.C. 20549

Re:	tw telecom inc.
Form 8-K
Filed May 1, 2012
File No. 001-34243

Dear Mr. Spirgel:

The following information is being provided in response to your letter dated June 1, 2012 containing comments of the staff (the “Staff”) of the Securities and Exchange Commission regarding the above referenced filing. Listed below are our responses to the Staff’s comments. For your convenience, the Staff’s comments have been retyped below in bold font and our responses thereto have been set forth immediately after each comment.

Form 8-K filed May 1, 2012

Exhibit 99.1

We believe that your earnings release gives undue prominence to the presentation and discussion of non-GAAP measures. For instance, we note your references to Modified EBITDA in the introduction of the earning release without references to the corresponding comparable GAAP measures. In addition, we note that you give undue prominence to the presentation and discussion of the non-GAAP measure throughout the earnings release. Accordingly, we believe that you should revise future earnings releases to comply with the reporting requirements of Item 10(e) of Regulation S-K. Refer to Instruction 2 to Item 2-02 of Form 8-K in this regard.

tw telecom inc. response:

We believe that our earnings release and supplemental earnings materials taken as a whole complies with the SEC requirements and provide investors and the public clear disclosure of our GAAP and non-GAAP financial measures. Notwithstanding the foregoing, in future filings we will provide additional prominence for disclosure of the closest GAAP measures related to our non-GAAP financial disclosures.

************

As requested by the Staff, we acknowledge that, with respect to filings made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any of our responses, please contact Tina Davis, Senior Vice President and Deputy General Counsel at (303) 566-1000.

Sincerely,

/s/ Mark A. Peters
Mark A. Peters
Executive Vice President and Chief Financial Officer